Exhibit 99.1

DoubleDown Interactive Completes Acquisition of

German Social Casino Operator WHOW Games

SEOUL, KOREA - July 15, 2025 - DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading gaming company delivering exceptional player experiences across multiple genres, announced today that it completed the previously announced acquisition of WHOW Games GmbH, a social casino developer headquartered in Hamburg, Germany, from Azerion for €55 million (approximately $64.3 million(1)). An additional earn-out payment of up to €10 million, payable to Azerion at €5 million annually, is contingent upon WHOW Games meeting certain performance targets during each of the first and second year following the closing date.

Note: (1) Based on an exchange rate of €1.00=$1.169 as of July 11, 2025

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe.

About WHOW Games

WHOW Games, headquartered in Hamburg, Germany, is a premier developer and operator of social casino games centered on the European market. Founded in 2014, WHOW Games specializes in both proprietary and branded social casino experiences. The company’s flagship proprietary brand, MyJackpot, has attracted a significant and loyal user base in Germany, while its strategic partnerships with internationally renowned brick-and-mortar casino brands have resulted in successful external brands like Merkur24.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors, which include, but are not limited to, WHOW Games’ integration and the success of its current and future games as part of our Company. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni

JCIR

+1 (212) 835-8500

DDI@jcir.com